                                                                EXHIBIT 99(A)(3)

[LOGO]                                                                                       [LOGO]

July 24, 2001

Dear Stockholder:

    We are pleased to inform you that Credit Suisse First Boston (USA), Inc. has entered into a merger agreement with Credit Suisse First Boston, Inc. pursuant to which a wholly owned subsidiary of Credit Suisse First Boston, Inc. has commenced a tender offer to purchase all of the outstanding shares of common stock of the series designated Credit Suisse First Boston (USA), Inc. CSFBDIRECT Common Stock ("CSFBDIRECT Common Stock") for $6.00 per share in cash. The tender offer will be followed by a merger in which each publicly-held share of CSFBDIRECT Common Stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    AN INDEPENDENT SPECIAL COMMITTEE OF YOUR BOARD OF DIRECTORS AND YOUR BOARD OF DIRECTORS HAS EACH DETERMINED THAT THE TERMS OF THE CREDIT SUISSE FIRST BOSTON, INC. TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE PUBLIC HOLDERS OF CSFBDIRECT COMMON STOCK, AND BOTH THE SPECIAL COMMITTEE AND YOUR BOARD OF DIRECTORS RECOMMEND THAT THE PUBLIC HOLDERS OF CSFBDIRECT COMMON STOCK ACCEPT THE CREDIT SUISSE FIRST BOSTON, INC. TENDER OFFER AND TENDER THEIR SHARES OF CSFBDIRECT COMMON STOCK PURSUANT TO THE TENDER OFFER.

    In arriving at their recommendations, the special committee and the Board of Directors considered a number of factors, as described in the enclosed Offer to Purchase and Schedule 14D-9, including, among others, the written opinion of the special committee's investment banker, Lazard Freres & Co. LLC ("Lazard"), that, as of the date of the opinion, the consideration to be received by the holders of CSFBDIRECT Common Stock in the tender offer and the merger pursuant to the merger agreement with Credit Suisse First Boston, Inc. is fair from a financial point of view to the public holders of CSFBDIRECT Common Stock. A copy of Lazard's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Lazard in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the Credit Suisse First Boston, Inc. Offer to Purchase, dated July 24, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Offer to Purchase and
Schedule 14D-9 describe in more detail the reasons for the special committee's and the Board of Directors' conclusions and contain other information relating to the tender offer. We urge you to consider this information carefully.

Richard E. Thornburgh
Director